Maytag Announces Third Quarter Results; Schedules Stockholder Meeting

          NEWTON, Iowa, Oct. 21 /PRNewswire-FirstCall/ -- Maytag Corporation (NYSE: MYG) today reported third quarter consolidated net sales of $1.26 billion, up 6.5 percent from net sales of $1.19 billion in the same period last year.

          Reported net loss for the third quarter was $18.2 million or 23 cents per share, compared with net income of $7.5 million, or 9 cents per share, a year earlier.  Diluted earnings (loss) per share for the third quarters of 2005 and 2004 included the following items:

	Three Months Ended

	Oct. 1 2005	Oct. 2 2004

Diluted Earnings (Loss) Per Share	$(0.23)	$0.09

Included in diluted earnings (loss) per share (net of tax) were the following items:
Restructuring and related charges – Galesburg	0.01	0.10
Restructuring and related charges – reorganization	0.01	0.06
Gain on sale of property	—	(0.10)

          In the third quarter, Home Appliances net sales were up 6.7 percent driven largely by increases in major appliances net sales.  In addition, Maytag Services continued to show strong revenue growth versus a year ago.  Compared to the prior year period, net sales of floor care products in the third quarter were down despite an increase in unit sales.  This net sales decrease was due to a continued decline of floor care product pricing and mix.  Commercial Products net sales were up 2.5 percent compared to the same period last year.

          Ralph Hake, chairman and CEO, noted, “Despite the top-line sales successes, our excess manufacturing capacity in some product categories continues to worsen as consumer demand shifts to our products that we source from lower cost manufacturers.  Also, higher raw material and transportation costs primarily driven by increases in oil prices negatively impacted the quarter.”

          In addition to these expenses, $8.5 million of net merger-related expenses impacted the quarter.

          “Maytag experienced strong growth in key product categories and that again is indicating that consumers and our trade partners believe in and are purchasing the Maytag family of quality products and brands,” said Hake.  “During the quarter, there were strong sales gains in refrigeration and laundry, as well as solid growth in Jenn-Air branded appliances.”

          Hake stated, “Our performance demonstrates the need to urgently address our specific excess manufacturing capacity issues and eliminate these barriers to cost competitiveness and acceptable financial performance.  We remain committed to address these issues.  The actions we take could include restructuring charges, asset impairments and/or accelerated depreciation related to the affected operations and certain cash costs.  We continue to analyze various alternatives to address these structural costs.”

          The company also said that a new asset-based $600 million five-year, senior secured revolving credit facility is expected to close early in the fourth quarter.  The new facility will replace the current $300 million credit facility.  The new credit facility is expected to provide Maytag with substantially more financial capacity and flexibility to meet its 2006 debt maturities and its long-term financing requirements.  Maytag would have the ability to increase the new credit facility by $150 million to $750 million.

          On August 22, 2005, Maytag and Whirlpool signed a definitive merger agreement in which Whirlpool will acquire all outstanding shares of Maytag in a cash and stock merger.  A preliminary prospectus/proxy statement has been filed with the Securities and Exchange Commission (SEC) and both parties are working closely with the Antitrust Division of the U. S. Department of Justice in its ongoing review of the proposed merger.  Maytag and Whirlpool continue to expect the transaction to close as early as the first quarter of 2006, following approval from Maytag stockholders and regulatory clearance.

          The Maytag Board of Directors has scheduled a special meeting of stockholders for December 16, 2005, to consider and vote on the adoption of the merger agreement.  Stockholders of record of Maytag as of November 2, 2005, will be entitled to vote on the transaction.

Nine-Month Performance

          Maytag’s net sales in the first nine months of 2005 were $3.66 billion, up 2.9 percent from net sales of $3.56 billion in the first nine months of 2004.  Operating income was $43.2 million, down 7.4 percent from $46.6 million reported in the same year-earlier period.  Last year, operating income was negatively impacted by an $18.5 million charge for front-load washer litigation and nearly $55 million of restructuring and related charges, compared to about $11 million in the current year.

          Reported net loss for the first nine months of 2005 was $7.0 million, or 9 cents per share.  In the first nine months of 2004, Maytag reported net income of $5.1 million, or 6 cents per share.  Diluted earnings (loss) per share for the first nine months of 2005 and 2004 included the following items:

	Nine Months Ended

	Oct. 1 2005	Oct. 2 2004

Diluted Earnings (Loss) Per Share	$(0.09)	$0.06

Included in diluted earnings (loss) per share (net of tax) were the following items:
Restructuring and related charges – Galesburg	0.03	0.29
Restructuring and related charges – reorganization	0.06	0.18
Goodwill impairment-Commercial Products	—	0.12
Front-load washer litigation	—	0.16
Adverse judgment on pre-acquisition distributor lawsuit	—	0.09
Gain on sale of property	—	(0.10)

          For the first nine months of 2005, cash flow used in operations was $29.6 million, compared to cash flow provided by operations of $107.7 million for the first nine months of 2004.  Cash flow was impacted by a larger increase in working capital in the current year as well as cash payments on restructuring charges and litigation related charges paid in the current year, but recorded in the prior year.  The company also said that it has already made $50 million in voluntary contributions to the qualified pension plan this year.  For the remainder of 2005, the company does not expect to make additional contributions.

About Maytag Corporation

          Maytag Corporation is a $4.8 billion home and commercial appliance company focused in North America and in targeted international markets.  The corporation’s primary brands are Maytag(R), Hoover(R), Jenn-Air(R), Amana(R), Dixie-Narco(R) and Jade(R).

Quarterly Conference Call

          Maytag will host a conference call for members of the financial community today at 8:30 a.m. CT (9:30 a.m. ET) to comment on its performance.  Chairman & CEO Ralph Hake and CFO George Moore will participate in the call.  The company will not conduct a question-and-answer session for this conference call.

          Persons wishing to listen should telephone 888-323-2711 at 8:20 a.m. CT (international participants should dial 210-234-0004) and use the pass code Maytag.  The conference call will be recorded and available by telephone from 10:30 a.m. CT October 21 until 10:30 a.m. CT October 25.  Persons interested in listening to the conference call tape should call 800-337-5635 or internationally 402-220-9654.

          Additionally, Maytag’s conference call will be distributed live over CCBN’s Investor Distribution Network to both institutional and individual investors.  Individual investors can listen to the call through CCBN’s individual investor center at http://www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network.  Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents ( http://www.streetevents.com ).  The audio webcast can also be accessed through Maytag’s Web site, http://www.maytagcorp.com , by clicking on the “Corporate News Center” and then “Conference Calls.”  Replays will be available on both the Maytag and CCBN Web sites.

          Maytag Additional Information

          This document includes statements that do not directly or exclusively relate to historical facts.  Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  These forward-looking statements speak only as of this date and include statements regarding anticipated future financial operating performance and results and expectations as to the closing of the transaction with Whirlpool.  These statements are based on the current expectations of management of Maytag.  There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document.  For example, with respect to the transaction with Whirlpool (1) Maytag may be unable to obtain shareholder approval required for the transaction; (2) conditions to the closing of the transaction may not be satisfied or the merger agreement may be terminated prior to closing; (3) Maytag may be unable to obtain the regulatory approvals required to close the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on Maytag or cause the parties to abandon the transaction; (4) Maytag may be unable to achieve cost-cutting goals or it may take longer than expected to achieve those goals; (5) the transaction may involve unexpected costs or unexpected liabilities; (6) the credit ratings of Maytag or its subsidiaries may be different from what the parties expect; (7) the businesses of Maytag may suffer as a result of uncertainty surrounding the transaction; (8) the industry may be subject to future regulatory or legislative actions that could adversely affect Maytag; and (9) Maytag may be adversely affected by other economic, business, and/or competitive factors.  Additional factors that may affect the future results of Maytag are set forth in its filings with the Securities and Exchange Commission (“SEC”), which are available at http://www.maytagcorp.com .  Maytag undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

          Additional Information Relating to the Proposed Merger and Where to Find It

          Whirlpool and Maytag have filed a preliminary prospectus/proxy statement with the SEC in connection with the proposed transaction.  Investors are urged to read the preliminary prospectus/proxy statement, and any other relevant documents filed or to be filed by Whirlpool or Maytag, including the definitive prospectus/proxy statement when available, because they contain or will contain important information.  The preliminary prospectus/proxy statement is, and other documents filed by Whirlpool and Maytag with the SEC are, available free of charge at the SEC’s website ( http://www.sec.gov ) or from Whirlpool by directing a request to Whirlpool Corporation, 2000 North M-63, Mail Drop 2800, Benton Harbor, MI 49022-2692, Attention: Larry Venturelli, Vice President, Investor Relations.  Neither this communication nor the preliminary prospectus/proxy statement constitutes an offer to sell or the solicitation of an offer to buy Whirlpool common stock in any jurisdiction outside the United States where such offer or issuance would be prohibited -- such an offer or issuance will only be made in accordance with the applicable laws of such jurisdiction.

          Whirlpool, Maytag and their respective directors, executive officers, and other employees may be deemed to be participating in the solicitation of proxies from Maytag stockholders in connection with the approval of the proposed transaction.  Information about Whirlpool’s directors and executive officers is available in Whirlpool’s proxy statement, dated March 18, 2005, for its 2005 annual meeting of stockholders.  Information about Maytag’s directors and executive officers is available in Maytag’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders.  Additional information about the interests of potential participants is included in the preliminary prospectus/proxy statement Whirlpool and Maytag filed with the SEC.

THIRD QUARTER SALES AND EARNINGS COMPARISON (UNAUDITED)
NET SALES (in thousands)

	2005	2004	% Change

Home Appliances	$1,199,075	$1,123,801	6.7
Commercial Products	63,791	62,217	2.5

Consolidated	$1,262,866	$1,186,018	6.5

OPERATING INCOME (LOSS) (in thousands)

	2005	2004	% Change

Home Appliances	$39	$15,715	(99.8)
Commercial Products	(621)	711	(187.3)

Reported	$(582)	$16,426	(103.5)

Included in operating income (loss)
Restructuring and related charges-Home Appliances	$2,417	$18,981
Gain on sale of property	—	(9,711)
Restructuring and related charges-Commercial Products	—	81

NET INCOME (LOSS) (in thousands)

	2005	2004	% Change

Reported	$(18,170)	$7,474	(343.1)

Included in net income (loss) (net of tax)
Restructuring and related charges	$1,502	$12,867
Gain on sale of property	—	(7,769)
Income from discontinued operations	—	(339)

BASIC EARNINGS (LOSS) PER SHARE

	2005	2004	% Change

Reported	$(0.23)	$0.09	(341.0)

Included in basic earnings (loss) per share (net of tax)
Restructuring and related charges	$0.02	$0.16
Gain on sale of property	—	(0.10)
Income from discontinued operations	—	(0.00)
Basic weighted-average shares outstanding (thousands)	79,810	79,116

DILUTED EARNINGS (LOSS) PER SHARE

	2005	2004	% Change

Reported	$(0.23)	$0.09	(341.2)

Included in diluted earnings (loss) per share (net of tax)
Restructuring and related charges	$0.02	$0.16
Gain on sale of property	—	(0.10)
Income from discontinued operations	—	(0.00)
Diluted weighted-average shares outstanding (thousands)	79,810	79,182

NINE MONTHS SALES AND EARNINGS COMPARISON (UNAUDITED)
NET SALES (in thousands)

	2005	2004	% Change

Home Appliances	$3,475,521	$3,346,229	3.9
Commercial Products	184,902	210,961	(12.4)

Consolidated	$3,660,423	$3,557,190	2.9

OPERATING INCOME (LOSS) (in thousands)

	2005	2004	% Change

Home Appliances	$47,703	$52,319	(8.8)
Commercial Products	(4,524)	(5,699)	20.6

Reported	$43,179	$46,620	(7.4)

Included in operating income (loss)
Restructuring and related charges-Home Appliances	$10,289	$54,760
Front-load washer litigation-Home Appliances	—	18,500
Gain on sale of property	—	(9,711)
Restructuring and related charges-Commercial Products	362	149
Goodwill impairment-Commercial Products	—	9,600

NET INCOME (LOSS) (in thousands)

	2005	2004	% Change

Reported	$(6,957)	$5,114	(236.0)

Included in net income (loss) (net of tax)
Restructuring and related charges	$6,895	$37,064
Goodwill impairment-Commercial Products	—	9,600
Front-load washer litigation	—	12,488
Adverse judgment on pre-acquisition distributor lawsuit	—	7,091
Gain on sale of property	—	(7,769)
Income from discontinued operations	—	(339)

BASIC EARNINGS (LOSS) PER SHARE

	2005	2004	% Change

Reported	$(0.09)	$0.06	(234.6)

Included in basic earnings (loss) per share (net of tax)
Restructuring and related charges	$0.09	$0.47
Goodwill impairment-Commercial Products	—	0.12
Front-load washer litigation	—	0.16
Adverse judgment on pre- acquisition distributor lawsuit	—	0.09
Gain on sale of property	—	(0.10)
Income from discontinued operations	—	(0.00)
Basic weighted-average shares outstanding (thousands)	79,813	78,992

DILUTED EARNINGS (LOSS) PER SHARE

	2005	2004	% Change

Reported	$(0.09)	$0.06	(235.0)

Included in diluted earnings (loss) per share (net of tax)
Restructuring and related charges	0.09	$0.47
Goodwill impairment-Commercial Products	—	0.12
Front-load washer litigation	—	0.16
Adverse judgment on pre-acquisition distributor lawsuit	—	0.09
Gain on sale of property	—	(0.10)
Income from discontinued operations	—	(0.00)
Diluted weighted-average shares outstanding (thousands)	79,813	79,224

MAYTAG CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
(In thousands, except per share data)

	Third Quarter Ended		Nine Months Ended

	October 1 2005	October 2 2004	October 1 2005	October 2 2004

Net sales	$1,262,866	$1,186,018	$3,660,423	$3,557,190
Cost of sales	1,145,232	1,028,130	3,277,859	3,039,678

Gross profit	117,634	157,888	382,564	517,512
Selling, general and administrative expenses	115,799	122,400	328,734	387,883
Restructuring and related charges	2,417	19,062	10,651	54,909
Goodwill impairment-Commercial Products	—	—	—	9,600
Front-load washer litigation	—	—	—	18,500

Operating income (loss)	(582)	16,426	43,179	46,620
Interest expense	(16,794)	(14,736)	(48,847)	(40,843)
Adverse judgment on pre-acquisition distributor lawsuit	—	—	—	(10,505)
Merger-related expense, net (includes $40 million Triton termination fee and $40 million reimbursement by Whirlpool)	(8,468)	—	(9,516)	—
Other-net	(1,531)	4,326	2,760	7,248

Income (loss) before income taxes	(27,375)	6,016	(12,424)	2,520
Income tax benefit	(9,205)	(1,119)	(5,467)	(2,255)

Income (loss) from continuing operations	(18,170)	7,135	(6,957)	4,775
Income from discontinued operations, net of tax	—	339	—	339

Net income (loss)	$(18,170)	$7,474	$(6,957)	$5,114

Basic earnings (loss) per common share:
Income (loss) from continuing operations	$(0.23)	$0.09	$(0.09)	$0.06
Discontinued operations	—	0.00	—	0.00
Basic weighted-average shares outstanding	79,810	79,116	79,813	78,992
Diluted earnings (loss) per common share:
Income (loss) from continuing operations	$(0.23)	$0.09	$(0.09)	$0.06
Discontinued operations	—	0.00	—	0.00
Diluted weighted-average shares outstanding	79,810	79,182	79,813	79,224

MAYTAG CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	October 1 2005	January 1 2005	October 2 2004

	(Unaudited)		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$57,168	$164,276	$57,758
Accounts receivable - net	725,162	629,901	670,079
Inventories	620,755	515,321	572,612
Deferred income taxes	56,488	55,862	48,943
Prepaids and other current assets	32,076	80,137	57,114

Total current assets	1,491,649	1,445,497	1,406,506
Noncurrent assets	644,177	653,365	583,755
Property, plant and equipment	853,108	921,162	949,760

Total assets	$2,988,934	$3,020,024	$2,940,021

LIABILITIES AND SHAREOWNERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$540,400	$545,901	$471,812
Accrued liabilities	365,016	358,119	374,358
Notes payable and current portion of long-term debt	215,126	6,043	23,007

Total current liabilities	1,120,542	910,063	869,177
Long-term debt, less current portion	759,066	972,568	973,278
Postretirement benefit liability	525,406	531,995	535,343
Accrued pension cost	498,202	496,480	351,874
Other noncurrent liabilities	181,094	183,942	170,407
Shareowners’ equity (deficit)	(95,376)	(75,024)	39,942

Total liabilities and shareowners’ equity (deficit)	$2,988,934	$3,020,024	$2,940,021

MAYTAG CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Nine Months Ended

	October 1 2005	October 2 2004

Operating activities
Net income (loss)	$(6,957)	$5,114
Net income from discontinued operations	—	(339)
Depreciation and amortization	125,186	128,036
Deferred income taxes	(8,536)	29,723
Loss (gain) on sale of property	534	(9,711)
Restructuring and related charges, net of cash	(13,828)	40,545
Goodwill impairment-Commercial Products	—	9,600
Front-load washer litigation, net of cash paid	(8,922)	9,832
Adverse judgment on pre-acquisition distributor lawsuit	(12,250)	10,505
Change in working capital	(205,738)	(173,624)
Pension expense	53,810	47,426
Pension contributions	(51,873)	(93,471)
Postretirement benefit liability	(6,589)	(2,762)
Other	105,602	106,823

Net cash provided by (used in) operating activities	(29,561)	107,697
Investing activities
Proceeds from business disposition, net of transaction costs	—	11,248
Proceeds from property dispositions, net of transaction costs	15,768	14,251
Capital expenditures	(64,746)	(67,036)

Investing activities	(48,978)	(41,537)
Financing activities
Net reduction of notes payable	—	(71,491)
Proceeds from issuance of long-term debt	—	100,000
Repayment of long-term debt	(2,518)	(4,020)
Stock options and employee stock	3,756	3,361
Dividends on common stock	(28,692)	(42,623)
Other	(1,025)	(283)

Financing activities	(28,479)	(15,056)
Effect of exchange rates	(90)	(102)

Increase (decrease) in cash and cash equivalents	(107,108)	51,002
Cash and cash equivalents at beginning of period	164,276	6,756

Cash and cash equivalents at end of period	$57,168	$57,758

Media Contact:  John Daggett
Maytag Corporate Communications
(641) 787-7711
john.daggett@maytag.com
SOURCE  Maytag Corporation
               -0-                             10/21/2005
               /CONTACT:  John Daggett of Maytag Corporate Communications,
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                (MYG)
CO:  Maytag Corporation
ST:  Iowa
IN:  REA HOU
SU:  ERN CCA